SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

Salient Alternative Strategies Master Fund

(Name of Issuer)

Salient Alternative Strategies Master Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest

(Title of Class of Securities)

N/A

(CUSIP Number of class of securities)

John A. Blaisdell c/o Salient Advisors, L.P. 4265 San Felipe, 8th Floor Houston, Texas 77027 (713) 993-4675	With a copy to: George J. Zornada K & L Gates LLP State Street Financial Center One Lincoln St. Boston, MA 02111-2950 (617) 261-3231

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

(November 13, 2012)

This Amendment No. 1 to the Issuer Tender Offer Statement on Schedule TO of the Salient Alternative Strategies Master Fund (the “Fund”) relating to an offer to purchase (the “Offer”) up to $12,000,000 of shares of beneficial interest (“Shares”) in the Fund or portions thereof pursuant to tenders by shareholders of the Fund at their estimated net asset value as of September 30, 2012 and originally filed with the Securities and Exchange Commission on July 24, 2012, constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934.

The Offer terminated at midnight, Central time, on August 21, 2012 (the “Expiration Date”). Pursuant to the Offer, $6,193,512.44 of Shares were tendered and accepted by the Fund.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2012

Salient Alternative Strategies Master Fund

By:	/s/ John A. Blaisdell
Name:	John A. Blaisdell
Title:	Principal Executive Officer